EXHIBIT 99.44
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[AVENTURA ENERGY INC.]                           [LOGO - VERMILION ENERGY TRUST]


                   Aventura Energy Inc./Vermilion Energy Trust
                    For Immediate Release September 15, 2003
                       Discussions with Potential Acquirer


Aventura Energy Inc. ("Aventura" or the "Corporation") (TSX:AVR) and Vermilion Energy Trust ("Vermilion") (TSX:VET.un), Aventura's parent, announced that they are in discussions with a potential acquirer of Aventura Energy Inc.

The completion of the proposed transaction is dependent upon the parties reaching agreement on all terms as well as satisfying a number of conditions precedent including obtaining government and other approvals in Trinidad.

There is no assurance that should the transaction proceed, the price to be paid for Aventura's shares will reach or exceed the current trading price. In the event that a definitive agreement is concluded or the discussions are terminated, a further announcement will be made.

For additional information please contact:

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
Aventura Energy Inc.                                         Vermilion Energy Trust

Lorenzo Donadeo, President and Chief Executive Officer       Lorenzo Donadeo, President and Chief Executive Officer
(403) 269-4884                                               (403) 269-4884

Marty Wares, Chief Financial Officer                         Paul Beique, Director Investor Relations
(403) 231-1721                                               (403) 781-9449

Aventura Energy Inc.                                         Vermilion Energy Trust
2800, 400 - 4th Avenue S. W.                                 2800, 400 - 4th Avenue S. W.
Calgary, Alberta  T2P 0J4                                    Calgary, Alberta  T2P 0J4
E-Mail: info@aventuraenergy.com                              E-Mail: info@vermilionenergy.com
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